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JOINT VENTURE FORMATION AGREEMENT

        This Joint Venture Formation Agreement (the "Agreement") is entered into as of the 27th day of April, 2001 (the "Commencement Date") by and between NeuStar, Inc., a Delaware corporation ("NeuStar") and Melbourne IT Limited, an Australian corporation ("Melbourne").

        WHEREAS, NeuStar and Melbourne each subscribed for membership interests in a limited liability company organized under the laws of the state of Delaware initially named JV Team LLC, subsequently named NeuLevel LLC, for the purposes of lodging bids with ICANN in the October 2, 2000 round for new TLDs and thereafter converted into a Delaware corporation named NeuLevel Inc; and

        WHEREAS, ICANN has requested that the parties enter further negotiations in relation to providing registry services for a new '.biz' TLD; and

        WHEREAS, the parties also wish to pursue other Internet DNS-based registry business through a joint venture vehicle; and

        WHEREAS, the parties wish to enter into a definitive agreement implementing the joint venture;

        NOW THEREFORE, in consideration of the premises and covenants hereinafter contained, NeuStar and Melbourne agree as follows:

I.     Definitions

        In addition to terms otherwise defined herein, for the purposes of this Agreement, unless the context otherwise specifies or requires, the following terms have the meanings set forth below:

        "Affiliate" means with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under common control with such Person unless such common control results solely from the fact that a third party engaged primarily in the business of investing in securities has invested in both Persons, or has the right to designate a board member of either Person, or otherwise controls, both Persons; if the Person in question is a corporation, any executive officer or director of the Person in question or of any corporation directly or indirectly controlling the Person in question. For the purposes of this definition, the term "control" when used with respect to any Person, means the possession, directly or indirectly, of the power to direct the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. A portfolio company of Warburg Pincus, DB Capital Partners, Inc. or ABS Capital Partners shall not be an deemed an Affiliate of NeuStar by reason of Warburg, Pincus', DB Capital Partners, Inc.'s or ABS Capital Partners' ownership of NeuStar or such portfolio company or the designation by Warburg Pincus, DB Capital Partners, Inc. or ABS Capital Partners of a member of the board of directors of either NeuStar or such portfolio company.

        "Bankruptcy" shall have the meaning assigned to it in Section 11.01 of the Stockholders Agreement.

        "Bid" has the meaning assigned to it in Section 2.2.

        "Change in Control" means a Change in Control as defined in the Stockholders' Agreement.

        "Closing" has the meaning assigned to it in Section 3.1.

        "Closing Date" has the meaning assigned to it in Section 3.1.

        "Company" has the meaning assigned to it in Section 2.3.

        "Common Stock" means the common stock, par value $0.01 per share, of the Company.

        "Equity Ownership Percentage" means Equity Ownership Percentage as defined in the Stockholders' Agreement.

        "Equity Securities" means any shares of capital stock or other equity securities of a Person.

        "ICANN" means the Internet Corporation for Assigned Names and Numbers.

        "Initial Budget" means the final annual capital expenditure and operating budget for the first two years of the Company's operation attached hereto as Schedule 2.5.

        "Initial Capital Contribution" means an Initial Capital Contribution as defined in the Stockholders' Agreement.

        "Initial Public Offering" has the meaning assigned to it in Section 7.2.

        "LLC" has the meaning assigned to it in Section 2.1.

        "Material Adverse Effect" means a material adverse effect on the business, financial condition or operating results of a Person and its subsidiaries taken as a whole.

        "Melbourne Operating Agreement" means an agreement between Melbourne and the Company pursuant to which Melbourne shall provide personnel, facilities and management support to the Company.

        "NeuStar Operating Agreement" means an agreement between NeuStar and the Company pursuant to which NeuStar shall provide personnel, facilities and management support to the Company.

        "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated association, a governmental entity or any department, agency or political subdivision thereof or of any other entity.

        "Providing Party" has the meaning assigned to it in Section 6.4.

        "Receiving Party" has the meaning assigned to it in Section 6.4.

        "Stockholders' Agreement" has the meaning assigned to it in Section 3.2.

        "Subsidiary" shall mean, as to any Person, a corporation or other entity more than fifty percent (50%) of whose voting power, voting equity securities or equity interest is owned, directly or indirectly, by such Person.

        "$" means United States of America currency.

II.    Formation of Company; ICANN Bid

        2.1   Pursuant to a Letter of Intent, NeuStar and Melbourne formed and subscribed for membership interests in a limited liability company (the "LLC") for the purposes of submitting bids in the ICANN October 2, 2000 round. The subscription agreements are attached hereto as Exhibit 2.1(b) and the Certificate of Formation, as amended is attached as Exhibit 2.1(c) hereto and has been filed with the Office of the Secretary of State of the state of Delaware.

        2.2   NeuStar and Melbourne have jointly prepared, and the LLC has executed and submitted to ICANN an agreed accreditation bid (each, a "Bid") for one or more restricted Internet top level domains ("TLD") for which ICANN accepted tenders on October 2, 2000. ICANN has awarded the '.biz' domain to the LLC subject to final negotiation and entering into a final agreement with ICANN.

        2.3   Before the Commencement Date, the parties (a) approved the conversion of the LLC to a corporation organized under the laws of the state of Delaware (such corporation, the "Company"), (b) filed the Certificate of Incorporation of the Company attached as Exhibit 2.3(a) hereto with the Office of the Secretary of State of the state of Delaware, (c) filed the Certificate of Conversion with the Office of the Secretary of State of the state of Delaware and (d) adopted organizational resolutions and by-laws of the Company attached as Exhibit 2.3(b). References in this Agreement to the Company shall include the LLC as its predecessor and references to the LLC shall include the Company as its successor.

        2.4   The accreditation bid for ".biz" shall be assigned to the Company and the Company shall assume responsibility for performing the obligations of the LLC in relation to such accreditation by operation of law as a result of the conversion of the LLC to a corporation as provided in Section 2.3.

        2.5   The parties agree that Schedule 2.5 sets forth the Initial Budget, from which the timing and amount of Initial Capital Contributions listed in Schedule 3.01 of the Stockholders Agreement are calculated.

III.  Stockholders' Agreement; Reimbursement of Expenses

        3.1   Concurrently with execution and delivery of this Agreement by the parties hereto; (a) NeuStar shall subscribe for an additional three hundred and fifty (350) shares of Common Stock for a total purchase price of $35000 pursuant to the subscription agreement attached as Exhibit 3.1(a) so that the respective Equity Ownership Percentages of NeuStar and Melbourne shall be ninety percent (90%) and ten percent (10%) and (b) the parties hereto shall execute and deliver the Stockholders' Agreement attached as Exhibit 3.1(b).

        3.2   The parties agree that Schedule 3.2 sets forth the amount of expenses incurred by each party as of February 28, 2001 on behalf of the Company and development of the registry, including all amounts invoiced by and due to third parties on or before February 28, 2001 whenever incurred and all internal expenses incurred since January 1, 2001. On April 30, 2001, the parties hereto shall make sufficient capital contributions to the Company, in accordance with their respective Equity Ownership Percentages, to allow the Company to reimburse each party for expenses incurred up to and including February 28, 2001 on behalf of the Company and development of the registry, including all third party expenses whenever incurred and all internal expenses incurred since January 1, 2001. On April 30, 2001, the Company shall reimburse each party for expenses incurred up to and including February 28, 2001 on behalf of the Company and development of the registry, including all third party expenses invoiced by February 28, 2001 whenever incurred and all internal expenses incurred since January 1, 2001.

        3.3   At any time on or before April 30, 2001, Melbourne may, but is not obligated to, subscribe to purchase from the Company for an additional three hundred and eighty (380) shares of Common Stock for a total purchase price of $38000 and, if Melbourne elects to make such subscription, NeuStar shall subscribe for an additional one hundred and seventy (170) shares of Common Stock for a total purchase price of $17000 so that the respective Equity Ownership Percentages of NeuStar and Melbourne immediately following such sale shall be fifty-seven and one-half percent (57 1/2%) and forty-two and one-half percent (42 1/2%). Melbourne and NeuStar will cause the Company to enter into any arrangement necessary to execute the sale of such shares to Melbourne and NeuStar under this Section 3.3. If Melbourne has exercised any portion of the Option under Section 1.01 of the Stockholders' Agreement, the shares subscribed to shall be adjusted such that after such sale the respective Equity Ownership Percentages of NeuStar and Melbourne immediately following such sale shall be fifty-seven and one-half percent (57 1/2%) and forty-two and one-half percent (42 1/2%). The subscription right under this Section 3.3 may only be exercised in full.

        3.4   On April 30, 2001, each of the parties hereto shall make their respective Initial Capital Contributions as required by Schedule 3.01 of the Stockholders Agreement by wire transfer of immediately available funds. On April 30, 2001, the Company shall reimburse each party for expenses incurred since February 28, 2001 on behalf of the Company and development of the registry, including third party expenses invoiced subsequent to February 28 and all internal expenses incurred since February 28, 2001. Subsequent to April 30, 2001, the Company shall reimburse each party for any third party and internal expenses incurred prior to April 30, 2001 on behalf of the Company reimbursable under this Agreement and not previously reimbursed. Other expenses incurred by a party on behalf of the Company shall be reimbursed in accordance with the Melbourne Operating Agreement or NeuStar Operating Agreement, as applicable, or as otherwise agreed.

        3.5   If on or before April 30, 2001 Melbourne has not elected to subscribe for additional Common Stock from the Company under Section 3.3, Melbourne may, by written notice to NeuStar on or before April 30, 2001, require NeuStar to purchase all of Melbourne's Common Stock at cost plus the reimbursement of its expenses to the extent reimbursable and not already reimbursed under Section 3.2 and 3.4. The purchase price will be paid by NeuStar to Melbourne on the later of June 30, 2001 or 30 days from the date the Company signs an accreditation agreement with ICANN, or such earlier date elected by NeuStar. For the period of one year from the date of closing of such sale under this Section 3.5, Melbourne agrees:

          (i)    to provide such commercially reasonable assistance to the Company as is required for it to maintain its accreditation from ICANN, if any; and

          (ii)   not to undertake any correspondence or take any position with ICANN which is adverse to the Company (being that business set out in Section 2.02(a)(i) of the Stockholders Agreement) during the one year period, unless required to do so by law or other regulatory requirement.

        3.6   The sale of the shares pursuant to Section 3.3 shall be subject to the payment to NeuStar (or, at NeuStar's option, to the Company, which shall pay such amounts to NeuStar) of amounts due from Melbourne for reimbursement of expenses under Section 3.2 as if Melbourne had been the owner of the shares being sold on the Commencement Date. For example, if Melbourne purchased up to 42.5% of the Company, Melbourne would be required to pay the difference between what it has already contributed to the reimbursements and what it would have contributed had it owned 42.5% of the Company.

        3.7   Within 30 days of April 30, 2001, the Initial Stockholders will agree any adjustments to the amounts previously reimbursed under Sections 3.2 and 3.4 and the parties will make such payments to reflect those agreed adjustments.

IV.   Representations and Warranties of NeuStar

        NeuStar hereby represents and warrants that, as of the Commencement Date:

        4.1    Organization of NeuStar; Power and Authority.    NeuStar is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. NeuStar has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Agreement and all other agreements contemplated hereby, and to carry on its business as presently conducted and as presently proposed to be conducted. NeuStar is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties makes such qualification necessary, except for those jurisdictions in which the failure to do so would not have a Material Adverse Effect on NeuStar or the Company.

        4.2    Due Authorization.    The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by NeuStar and any required approvals have been obtained except where the failure to obtain such approval would not have a Material Adverse Effect on NeuStar or the Company.

        4.3    Binding Obligation.    This Agreement has been duly executed and delivered by NeuStar and is, and, when duly executed and delivered, each of the other agreements between the parties hereto contemplated hereby will be, a valid and binding obligation of NeuStar, enforceable in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws affecting creditors' rights generally, and (b) general principles of equity, including, without limitation, standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits on the availability of equitable remedies, whether such principles are considered at law or in equity.

        4.4    Conflicts.    Neither the execution and delivery of this Agreement or any of the agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will: (a) conflict with or violate any provision of the articles of incorporation or bylaws of NeuStar, (b) conflict with or violate any law, ordinance or regulation or any decree or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against NeuStar, except as would not individually or in the aggregate, have a Material Adverse Effect on NeuStar or (c) subject to obtaining the consents and waivers set forth in Schedule 4.4 hereto, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, any mortgage, contract, agreement, indenture, will, trust or other instrument which is either binding upon or enforceable against NeuStar or its assets and properties.

        4.5    Consents.    Other than as set forth on Schedule 4.5 hereto, no registration or filing with, or consent or approval of or other action by, any federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance by NeuStar of this Agreement or any agreement contemplated by this Agreement.

        4.6    Litigation.    Other than as set forth on Schedule 4.6 hereto, there are no actions, suits, claims, arbitrations, proceedings or investigations pending, or to NeuStar's knowledge, threatened or reasonably anticipated against, affecting or involving NeuStar or any of its Affiliates concerning the transactions contemplated by this Agreement, at law or in equity, or before or by any court, arbitrator, governmental or regulatory authority.

        4.7    Change in Control.    Since August 1, 2000, there has been no Change in Control of NeuStar, NeuStar has not entered into any agreement that would result in a Change in Control of NeuStar, and no third party announced any action or intended action that would reasonably result in a Change in Control of NeuStar.

        4.8    Investigation.    Prior to the Commencement Date, NeuStar and its representatives have made such investigation of the business, assets and liabilities of the Company as NeuStar deemed reasonably necessary or advisable.

V.     Representations and Warranties of Melbourne

        Melbourne hereby represents and warrants that, as of the Commencement Date:

        5.1    Organization of Melbourne; Power and Authority.    Melbourne is a corporation duly organized and validly existing under the laws of Australia. Melbourne has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Agreement and all other agreements contemplated hereby, and to carry on its business as presently conducted and as presently proposed to be conducted. Melbourne is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties makes such qualification necessary, except for those jurisdictions in which the failure to do so would not have a Material Adverse Effect on Melbourne or the Company.

        5.2    Due Authorization.    The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Melbourne and any required approvals have been obtained except where the failure to obtain such approval would not have a Material Adverse Effect on Melbourne or the Company.

        5.3    Binding Obligation.    This Agreement has been duly executed and delivered by Melbourne and is, and, when duly executed and delivered, each of the other agreements between the parties hereto contemplated hereby will be, a valid and binding obligation of Melbourne, enforceable in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws affecting creditors' rights generally, and (b) general principles of equity, including, without limitation, standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits on the availability of equitable remedies, whether such principles are considered at law or in equity.

        5.4    Conflicts.    Neither the execution and deliver of this Agreement or any of the agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will: (a) conflict with or violate any provision of the articles of incorporation or bylaws of Melbourne, (b) conflict with or violate any law, ordinance or regulation or any decree or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against Melbourne, except as would not individually or in the aggregate, have a Material Adverse Effect on Melbourne or (c) subject to obtaining the consents and waivers set forth on Schedule 5.4 hereto, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, any mortgage, contract, agreement, indenture, will, trust or other instrument which is either binding upon or enforceable against Melbourne or its assets and properties.

        5.5    Consents.    Other than as set forth on Schedule 5.5 hereto, no registration or filing with, or consent or approval of or other action by, any federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance by Melbourne of this Agreement or any agreement contemplated by this Agreement.

        5.6    Litigation.    Other than as set forth on Schedule 5.6 hereto, there are no actions, suits, claims, arbitrations, proceedings or investigations pending, or to Melbourne's knowledge, threatened or reasonably anticipated against, affecting or involving Melbourne or any of its Affiliates concerning the transactions contemplated by this Agreement, at law or in equity, or before or by any court, arbitrator, governmental or regulatory authority.

        5.7    Change in Control.    Since August 1, 2000, there has been no Change in Control of Melbourne, Melbourne has not entered into any agreement that would result in a Change in Control of Melbourne, and no third party announced any action or intended action that would reasonably result in a Change in Control of Melbourne.

        5.8    Investigation.    Prior to the Commencement Date, Melbourne and its representatives have made such investigation of the business, assets and liabilities of the Company as Melbourne deemed reasonably necessary or advisable.

VI.  Covenants

        6.1   Intentionally Omitted.

        6.2    Confidentiality.

          (a)   NeuStar, Melbourne and their respective Affiliates, consultants, agents and advisors (each a "Receiving Party") shall treat confidentially all information in whatever form maintained or communicated, whether documentary, computerized or otherwise, pertaining to the other party (the "Providing Party") that is provided to a Receiving Party in connection with the transactions contemplated by this Agreement, including, without limitation, data, reports, analyses, projections, plans, specifications, drawings, sketches, models, computer programs and other technical, business and financial materials except for portions of such information that (i) become generally available to the public other than as a result of disclosure by the Receiving Party, (ii) were available to the Receiving Party on a non-confidential basis prior to disclosure in connection with the transactions contemplated by this Agreement, (iii) become available to the Receiving Party on a non-confidential basis from a source other than the Providing Party or (iv) were developed independently by the Receiving Party without reference to the information provided by the Providing Party.

          (b)   Except as agreed to by NeuStar and Melbourne, each of them and their respective Affiliates, consultants, agents and advisors shall treat confidentially all information in whatever form maintained or communicated, whether documentary, computerized or otherwise, pertaining to the Company and this Agreement and the transactions contemplated hereby, including, without limitation, marketing plans, projections, customer information, and technical business and financial materials, except for portions of such information that (i) become generally available to the public other than as a result of disclosure not in accordance with this Agreement or other obligations to keep such information confidential, (ii) were available on a non-confidential basis prior to disclosure in connection with the transactions contemplated by this Agreement, (iii) become available on a non-confidential basis from a source other than an entity subject to obligations of confidentiality or (iv) were developed independently by a party to the this Agreement.

          (c)   If either party determines that it is required by law to disclose information about the Company or the transactions contemplated by this Agreement, it shall, a reasonable time before making any such disclosure, consult with the other party regarding such disclosure and seek confidential treatment for such portions of the disclosure as may be requested by the other party. No press release or other public announcement related to this Agreement or the transactions contemplated by this Agreement will be issued by either party without the prior approval of the other party.

        6.3    Contacts with ICANN; Registry.    None of NeuStar, Melbourne or any of their respective Affiliates (other than the Company) shall discuss any Bid with ICANN or any entity with which the Company is negotiating to provide registry services without the prior consent of the other party. NeuStar and Melbourne shall, wherever practicable, jointly conduct discussions regarding any Bid with ICANN or any entity with which the Company is negotiating to provide registry services. In their discussions with ICANN, NeuStar and Melbourne shall advocate as strongly as practicable the desirability of Melbourne's participation in the Company on the terms proposed by NeuStar and Melbourne. If ICANN considers that Melbourne's involvement in a Bid or in provision of registry services constitutes an unacceptable level of "Registrar involvement" and if required to secure the Bid or contract for provision of registry services, NeuStar and Melbourne will take the actions or cause the Company to take the actions required to reduce Melbourne's control of voting securities of the Company, including, e.g., by establishing a voting trust, to reduce Melbourne's voting power while maintaining Melbourne's equity interest in the Company, but only to the extent necessary to satisfy ICANN's concerns. If the reduction of Melbourne's voting power is no longer required, NeuStar, Melbourne and the Company shall take such actions as may be required to restore Melbourne's voting power.

        6.4    Further Assurances.    Subject to the terms and conditions herein provided, each party shall use its commercially reasonable best efforts to (a) take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper or advisable under applicable laws to consummate and effect the transactions contemplated by this Agreement, including providing all notices and making all registrations, filings and applications necessary or desirable for the consummation of the transactions contemplated herein; (b) defend any lawsuits or other legal proceedings (whether judicial or administrative) challenging this Agreement or the consummation of the transactions contemplated herein, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed; and (c) fulfill or obtain the fulfillment of all other conditions to Closing.

        6.5    Survival of Representations, Warranties and Obligations of Confidentiality.    Unless otherwise stated, the obligations of confidentiality in Section 6.2, and the representations and warranties of NeuStar and Melbourne contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement for a period of six (6) months.

VII.    Equity Investment in NeuStar

        7.1    Private Placement.    If prior to the Initial Public Offering as defined in Section 7.2, NeuStar (or an entity which is a successor to or parent of NeuStar as a result of a corporate restructuring, but not a successor to or parent of NeuStar as the result of a Change in Control) proposes to issue Equity Securities in a private offering which generates gross proceeds to NeuStar of at least $50 million (a "Qualifying Private Offering"), NeuStar shall send written notice to Melbourne identifying the Equity Securities to be sold and the initial proposed terms of the proposed offering and offer to Melbourne the opportunity to purchase up to twenty percent (20%) of the Equity Securities being offered on all the relevant terms and conditions offered by NeuStar to, and accepted by, the other offerees in such offering. NeuStar's offer to Melbourne shall remain open for at least ten (10) business days from the date of the final offer and terms being notified to Melbourne. Any Equity Securities so offered to Melbourne that Melbourne does not elect to purchase may be sold by NeuStar in accordance with the terms of the proposed offering. The rights of Melbourne under this Section 7.1 shall continue after termination of this Agreement in accordance with Section 9.2, but shall expire earlier on the first to occur of (i) the acquisiton by Melbourne or its successor in interest of all of NeuStar's interest in the Company; (ii) the Bankruptcy, liquidation or dissolution of Melbourne; and (iii) the closing of the first Qualifying Private Offering. Melbourne shall have the same registration rights afforded other purchasers of similar amounts of Equity Securities in the Qualifying Private Offering.

        7.2    Initial Public Offering.    If NeuStar (or an entity which is a successor to or parent of NeuStar as a result of a corporate restructuring, but not a successor to or parent of NeuStar as the result of a Change in Control) makes an initial public offering of common stock pursuant to a registration statement (other than on Form S-8 or Form S-4 or their respective successor forms) filed with the Securities and Exchange Commission (the "Initial Public Offering"), NeuStar shall offer Melbourne the opportunity (to occur within 30 days of such Initial Public Offering or such later date as Melbourne agrees) to purchase in a private placement or registered offering, at NeuStar's option, up to the lesser (in terms of number of shares) of (a) the number of shares of common stock that, together with Melbourne's existing ownership of NeuStar Equity Securities, would result in Melbourne owning 4.9% of NeuStar's issued and outstanding Equity Securities after giving effect to the Initial Public Offering or (b) $20 million worth of unregistered NeuStar common stock (of the class offered to the public and valued at the price per share to be offered to the public), at the same price per share to be offered to the public and contemporaneous with such Initial Public Offering. Melbourne shall make such representations and warranties as are usual in a private placement or registered offering under such circumstances. The rights of Melbourne under this Section 7.2 shall continue after termination of this Agreement in accordance with Section 9.2, but shall expire earlier on the first to occur of (i) the acquisition by Melbourne or its successor in interest acquires all of NeuStar's interest in the Company; (ii) the Bankruptcy, dissolution or liquidation of Melbourne; and (iii) the closing of the Initial Public Offering. Melbourne shall agree to any reasonable lock-up requested by an underwriter in connection with the initial public offering, provided, however, that such lock-up does not exceed 180 days and applies equally to officers, directors and significant stockholders of NeuStar. After the expiration of any lock-up period, NeuStar shall provide Melbourne the registration rights set forth in Schedule 11.03 of the Stockholders Agreement to register NeuStar Equity Securities held by Melbourne for sale to the public, provided that NeuStar will not be required to register NeuStar Equity Securities for public sale within one year of the date of this Agreement. These registration rights shall terminate if the Stockholders' Agreement is terminated pursuant to Section 11.01(b) or (c) of the Stockholders'

Agreement or if Melbourne is in default of its obligations under Section 7.02(b)(i) of the Stockholders' Agreement.

        7.3    Compliance with Laws.    All offers and/or sales of securities pursuant to Sections 7.1 or 7.2 above will be made in compliance with all applicable federal and state securities laws. Any securities acquired by Melbourne pursuant to Sections 7.1 or 7.2 shall be subject to restrictions on transfer and sale under applicable federal and state securities laws. The provisions of Sections 7.1 and 7.2 above will not apply to offers and/or sales of securities to be issued (a) as consideration in a merger or an acquisition; or (b) in connection with the grant or exercise of options or other stock-based awards to NeuStar's employees, officers, directors or consultants. The rights under Sections 7.1 and 7.2 are unique to Melbourne and are not assignable or transferable. Melbourne represents that, to its knowledge, if Melbourne's rights under Section 7.1 and 7.2 were exercised on the Commencement Date, NeuStar would not be required to register under Australian law any securities offered or transactions undertaken and shall not be required to become subject to Australian law by reason of the offer or sale of securities to Melbourne pursuant to Section 7.1 or 7.2. NeuStar shall not be required to register any of the securities offered or the sales transaction pursuant to Section 7.1 or 7.2 under Australian law and shall not be required to submit to Australian jurisdiction in connection therewith, and Melbourne IT may not require NeuStar to register under Australian law any securities offered or transactions undertaken pursuant to Sections 7.1 or 7.2. Melbourne will provide NeuStar, at the time of Melbourne exercising its rights under Sections 7.1 or 7.2, a legal opinion on the applicability, if any, of Australian law to NeuStar by reason of Melbourne's involvement in the transaction. NeuStar and Melbourne shall cooperate in taking such steps as may be reasonably required to facilitate the sale of securities pursuant to Sections 7.1 and 7.2 without registration under Australian law of the securities offered or the sales transaction entered pursuant to Section 7.1 or 7.2 or NeuStar submitting to Australian jurisdiction in connection therewith.

VIII.     Intentionally Deleted

IX.   Termination

        9.1   If the Stockholders Agreement is terminated for any reason, this Agreement will also be terminated.

        9.2   Sections 3.5, 6.2, 7.01, 7.02, 7.03 and 10.1 will survive termination of this Agreement in accordance with the Stockholders Agreement.

X     Miscellaneous

        10.1    Expenses.    Each party shall bear its respective costs and expenses in connection with entering into this Agreement and the agreements contemplated hereby.

        10.2    Amendment and Waiver.    This Agreement may be amended and any provision of this Agreement may be waived, provided, however, that, any such amendment or waiver will be binding upon a party only if such amendment or waiver is set forth in a writing executed by NeuStar and Melbourne. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement.

        10.3    Notices.    All notices and other communications given or delivered under this Agreement will be in writing and shall be made by hand delivery, overnight courier, first-class mail, or telecopier and will be deemed to have been given when personally delivered, four business days after being mailed by first class mail, return receipt requested, or delivered by express courier service or telecopied

(subject to receipt of written confirmation). Notices, and communications to NeuStar and Melbourne will, unless another address is specified in writing, be sent to the addresses below:

        Notices to NeuStar:

  NeuStar, Inc.
  1120 Vermont Ave. NW
  Washington, DC 20005
  Attention: Chairman and CEO
  Telecopy:

        With a copy to:

  Gibson, Dunn & Crutcher LLP
  1050 Connecticut Avenue N.W.
  Washington, D.C. 20036
  Attention: Stephen I. Glover, Esq.
  Telecopy: (202) 467-0539

        Notices to Melbourne:

  Melbourne IT Limited
  120 King Street
  Melbourne Victoria
  Australia 3000
  Attention: Adrian Kloeden
  Telecopy: +61 3 8624 2499

        10.4    Binding Agreement: Assignment.    This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by a party without the prior written consent of the other party. Melbourne may assign its equity interest and its right to acquire additional equity in the Company to a wholly-owned subsidiary of Melbourne, provided, however, that the obligations and liabilities of such wholly-owned subsidiary are guaranteed by Melbourne pursuant to an agreement in form and substance satisfactory to NeuStar.

        10.5    Severability.    Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

        10.6    No Strict Construction.    The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any person.

        10.7    Heading: Interpretation.    The headings used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement.

        10.8    Entire Agreement.    This Agreement and the documents contemplated hereby contain the entire agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

        10.9    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together will constitute one and the same instrument.

        10.10    Schedules to form part of this Agreement.    The parties to this Agreement intend that the schedules attached hereto shall form part of this Agreement.

        10.11    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State.

        10.12    Parties in Interest.    Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties and their respective successors and permitted assigns any rights or remedies under or by virtue of this Agreement.

        10.13    Dispute Resolution.    If there is a dispute between the parties in connection with this Agreement then, prior to any party commencing court proceedings in relation to that dispute, within ten business days of a party notifying the other party of the dispute in accordance with Section 10.3, the CEOs from each of Melbourne IT, NeuStar and the Company must meet (by telephone or other means if necessary) and acting in good faith seek to resolve the dispute. If the parties are unable to resolve the dispute within 10 business days, the parties may only then commence court proceedings in relation to the dispute, provided however that a party may seek preliminary injunctive relief during the 10 business day period.

        10.14    Jurisdiction.    Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the District of Delaware (or, if subject matter jurisdiction is unavailable, in the state courts of the State of Delaware), and each of the parties to this Agreement hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate court) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the State of Delaware. Without limiting the foregoing, each party agrees that service of process upon such party at the address referred to in Section 10.3, together with written notice of such service to such party, shall be deemed effective service of process upon such party.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

NEUSTAR, INC.
By:	/s/ JEFFREY E. GANEK

Name: Jeffrey E. Ganek
Title: Chairman and CEO
Witnessed by:	/s/ EDWARD FREITAG

Name: Edward Freitag
Title: Secretary
MELBOURNE IT LIMITED.
By:	/s/ JOHN HARRY

Name: John Harry
Title: Duly Authorized Representative
Witnessed by:	/s/ BENJAMIN D. LEHMAN

Name: Benjamin D. Lehman
Title:

Schedule 2.5

Initial Budget

Schedule 3.2

Expenses incurred by each party up to the date of the Agreement

        The amount of expenses incurred by the parties up to the date of this Agreement is included in the Initial Capital Contributions listed in Schedule 3.01 of the Stockholders Agreement and reflected in the Initial Budget. The amount will be adjusted according to Section 3.7.

Schedule 4.4

NeuStar conflict consents and waivers

        None.

Schedule 4.6

NeuStar regulatory consents

        No consent of any United States federal, state or local governmental agency or instrumentality is required, except to the extent that Blue Sky or securities law of any state or other jurisdiction may require the registration of the sale of securities of NeuStar, Inc.

Schedule 4.7

NeuStar existing litigation

        None.

Schedule 5.4

Melbourne conflict consents and waivers

        None.

Schedule 5.6

Melbourne regulatory consents

        None.

Schedule 5.7

Melbourne existing litigation

        None.

Exhibit 2.1(b)

Original Subscription Agreements

Exhibit 2.1(c)

Certificate of Formation

Exhibit 2.3(a)

Certificate of Incorporation

Exhibit 2.3(b)

Bylaws and Organizational Resolutions

Exhibit 3.1(a)

Subscription Agreement for additional 350 shares of Common Stock to be issued to NeuStar

Exhibit 3.1(b)

Stockholders' Agreement

QuickLinks

JOINT VENTURE FORMATION AGREEMENT
Schedule 2.5 Initial Budget
Schedule 3.2 Expenses incurred by each party up to the date of the Agreement
Schedule 4.4 NeuStar conflict consents and waivers
Schedule 4.6 NeuStar regulatory consents
Schedule 4.7 NeuStar existing litigation
Schedule 5.4 Melbourne conflict consents and waivers
Schedule 5.6 Melbourne regulatory consents
Schedule 5.7 Melbourne existing litigation
Exhibit 2.1(b) Original Subscription Agreements
Exhibit 2.1(c) Certificate of Formation
Exhibit 2.3(a) Certificate of Incorporation
Exhibit 2.3(b) Bylaws and Organizational Resolutions
Exhibit 3.1(a) Subscription Agreement for additional 350 shares of Common Stock to be issued to NeuStar
Exhibit 3.1(b) Stockholders' Agreement